ATA Reports Fiscal 2012 Third Quarter Financial Results
Company to Hold Conference Call on February 22 at 8 a.m. ET

Beijing, China, February 21, 2012 (NY) / February 22, 2012 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced preliminary unaudited financial results for its fiscal third quarter ended December 31, 2011 (“Third Quarter 2012”).

Third Quarter 2012 Financial and Operating Highlights (percentage comparisons are year over year)

•	Net revenues of RMB143.6 million (US$22.8 million), up 5.7%

•	Gross profit of RMB75.4 million (US$12.0 million), up 2.9%

•	Income from operations of RMB44.0 million (US$7.0 million), up 27.0%

•	Net income of RMB38.1 million (US$6.0 million), up 22.0%

•	Adjusted net income excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB40.8 million (US$6.5 million), up 26.9%

•	Basic and diluted earnings per ADS for Third Quarter 2012 were RMB1.66 (US$0.26) and RMB1.62 (US$0.26), respectively.

•	Delivered 3.1 million billable tests in Third Quarter 2012, up 4.9%

•	RMB253.3 million (US$40.2 million) in cash and no long-term debt as of December 31, 2011

Company Revises Net Revenue Guidance for Fiscal 2012 / Provides Fiscal 2012 Fourth Quarter Outlook

•	For the fiscal year ending March 31, 2012 (“Fiscal Year 2012”), the Company is revising its net revenue guidance to between RMB345.0 million and RMB350.0 million, from between RMB395.0 million and RMB415.0 million, as a result of longer-than-anticipated negotiations relating to the Security Guard exams and the rescheduling of a banking exam from Fourth Quarter 2012 to First Quarter 2013.

•	For Fiscal Year 2012, the Company is reiterating its net income guidance of between RMB55.0 million and RMB60.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “ATA continued to make progress in its operations throughout the quarter with year-over-year growth in net revenues, gross profit, and net income. During the past quarter, we delivered 3.1 million billable tests, with the total number of tests delivered year-to-date up 14.4% compared to the first nine months of fiscal 2011. The growth in the number of tests delivered is largely due to increased demand for ATA’s HR Select and TOEIC. We believe that we will continue to realize certain economies of scale as more individuals in China seek to improve where they rank in the eyes of potential employers.”

Operating Review
In Third Quarter 2012, ATA delivered a total of 3.1 million billable tests, an increase of approximately 4.9% from the prior-year period. The Company has a network of 2,462 authorized test centers throughout China as of December 31, 2011, which it believes is the largest test center network of any commercial testing service provider in China. ATA has delivered more than 37.8 million billable tests since it began operations in 1999.

GAAP Results
For Third Quarter 2012, ATA’s total net revenues increased 5.7% to RMB143.6 million (US$22.8 million) from RMB135.9 million in the prior-year period. The Company’s net revenues continued to grow year over year despite increased securities professional test revenue in the same quarter last year when the Securities Association of China exam was postponed from the second fiscal quarter to the third fiscal quarter. Net revenues from HR Select for Third Quarter 2012 increased 45.7% to RMB27.9 million (US$4.4 million), and net revenues from TOEIC increased 29.9% to RMB14.3 million (US$2.3 million).

Gross profit for Third Quarter 2012 increased 2.9% to RMB75.4 million (US$12.0 million) from RMB73.3 million in the same period last fiscal year. Gross margin was 52.5% in Third Quarter 2012, compared to 53.9% in the prior-year period. The decline was primarily due to the fact that while the cost of delivering a test was incurred in Third Quarter 2012, the corresponding revenue will not be recognized until Fourth Quarter 2012, after the service fee had been confirmed in February 2012.  If such revenue had been recognized in Third Quarter 2012, our gross margin would have been 2.2% higher than 52.5%.

Higher revenues contributed to income from operations in Third Quarter 2012 of RMB44.0 million (US$7.0 million), an increase of 27.0% compared to operating income of RMB34.7 million in the prior-year period.

Net income for Third Quarter 2012 was RMB38.1 million (US$6.0 million), an increase of 22.0% from the RMB31.2 million reported in the prior-year period. For Third Quarter 2012, basic and diluted earnings per common share were RMB0.83 (US$0.13) and RMB0.81 (US$0.13), respectively, compared to earnings of RMB0.70 per common share in the same period last fiscal year. Basic and diluted earnings per ADS were RMB1.66 (US$0.26) and RMB1.62 (US$0.26), respectively, in Third Quarter 2012, compared to net income per ADS of RMB1.40 in the prior-year period.

Non-GAAP Measures
Adjusted net income for Third Quarter 2012, which excludes share-based compensation expense and foreign currency exchange gain (non-GAAP), increased 26.9% to RMB40.8 million (US$6.5 million) from RMB32.2 million in the prior-year period. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Third Quarter 2012 were RMB0.90 (US$0.14) and RMB0.87 (US$0.14), respectively.

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Third Quarter 2012 were RMB1.80 (US$0.28) and RMB1.74 (US$0.28), an increase of 25.0% and 20.8%, respectively, from RMB1.44 in the same period last fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Third Quarter 2012 were 22.4 million and 22.9 million, respectively. Each ADS represents two common shares. ATA had 45.7 million common shares outstanding on December 31, 2011, and 44.4 million common shares outstanding on December 31, 2010.

Guidance for Fiscal Year 2012 and for Fourth Quarter 2012
For Fourth Quarter 2012 ending March 31, 2012, ATA expects net revenues to be between RMB54.0 million and RMB59.0 million.

For the fiscal year ending March 31, 2012 (“Fiscal Year 2012”), the Company is revising its net revenue guidance to between RMB345.0 million and RMB350.0 million from RMB395.0 million and RMB415.0 million as a result of extended negotiations surrounding provincial Security Guard exams and the rescheduling of a banking exam from Fourth Quarter 2012 to First Quarter 2013. For the fiscal year ending March 31, 2012, the Company is reiterating its net income guidance of between RMB55.0 million and RMB60.0 million.

Estimated Financial Results

(unaudited) (RMB in millions)

	Estimated for the	Actual for the year	Percent Increase
	year ending	ended
	March 31, 2012	March 31, 2011
Net Revenue	345.0 — 350.0	303.9	13.5% — 15.2%
Net Income	55.0 — 60.0	19.8	177.8% — 203.0%

	Estimated for the	Actual for the	Percent Increase
	quarter ending	quarter ended
	March 31, 2012	March 31, 2011
Net Revenue	54.0 — 59.0	49.7	8.7% — 18.7%

Mr. Ma concluded, “ATA is lowering its net revenue guidance largely due to timing considerations. While negotiating contracts for the Security Guard exams is taking longer than initially anticipated, we continue to be in regular discussions with provincial governments and believe the additional time will allow us to attain reasonable terms for both sides. We are still very confident that we will be able to secure contracts with a number of provincial governments in China and hope to realize the benefits of these efforts in early fiscal 2013. The rescheduling of the banking exam from Fourth Quarter 2012 to First Quarter 2013 also impacts revenues from our traditional testing services business for Fiscal Year 2012, but we remain confident that our core testing business will continue to grow rapidly, particularly as we begin realizing greater contributions from HR Select and TOEIC. In addition, the cost structure that we have implemented is inherently scalable, which will allow us to provide efficient and highly reliable services in response to China’s growing demand for standardized test assessment. We are flexible and well capitalized and continue to be focused on generating free cash flow and strengthening our financial position to fund the Company’s organic growth.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in Third Quarter 2012 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Wednesday, February 22, 2012, to discuss the results of Third Quarter 2012 and the nine months ended December 31, 2011. Joining ATA Chairman and CEO, Kevin Ma, will be Walter Wang, Director and President, and Benson Tsang, Chief Financial Officer and Chief Accounting Officer. To participate in the conference call, please use the following dial-in numbers and passcode about 10 minutes prior to the scheduled conference call time:

1 866 549 1292 +852 3005 2050 400 681 6949	(U.S.) (International) (Mainland China)
885522#	(Participant Passcode)

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at http://www.ata.net.cn and by clicking the following link:
http://www.mzcan.com/cancast/us/index.php?id=usATAI—34&version=e.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

For those unable to listen during the live webcast, a replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.
ATA is a leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of December 31, 2011, ATA’s test center network comprised 2,462 authorized test centers located throughout China. The Company believes it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 37.8 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at http://www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the Fourth Quarter 2012 and Fiscal Year 2012 and statements regarding market demand and trends, the potential growth and success of the Company’s businesses, Security Guard Exam and the Company’s future cash flow and financial position.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2011, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2011.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation
The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Third Quarter 2012 and the nine-month period ended December 31, 2011, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.2939 to US$1.00, the noon buying rate as of December 31, 2011, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures
To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company ATA, Inc. Benson Tsang, CFO +86 10 6518 1122 x5107 bensontsang@ata.net.cn	Investor Relations The Equity Group Inc. Carolyne Yu, Account Executive 212-836-9610 +86 10 6587 6435

cyu@equityny.com

Adam Prior, Vice President

212-836-9606

aprior@equityny.com

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,	December 31,
	2011	2011	2011

	RMB	RMB	USD

ASSETS
Current assets:
Cash	268,058,194	253,307,896	40,246,571
Accounts receivable, net	47,051,596	94,318,990	14,985,778
Inventories	344,909	282,540	44,891
Prepaid expenses and other current assets	10,036,345	8,316,507	1,321,361

Total current assets	325,491,044	356,225,933	56,598,601

Property and equipment, net	63,040,178	59,547,033	9,461,071
Goodwill	23,422,850	23,422,850	3,721,516
Intangible assets, net	20,356,104	18,270,309	2,902,860
Other assets	3,136,860	4,773,850	758,488

Total assets	435,447,036	462,239,975	73,442,536
Total assets

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	48,346,969	78,881,667	12,533,035
Deferred revenues	19,100,619	19,926,334	3,165,976

Total current liabilities	67,447,588	98,808,001	15,699,011

Deferred revenues	3,823,601	3,290,973	522,882
Deferred tax liabilities	112,847	112,847	17,930

Total liabilities	71,384,036	102,211,821	16,239,823

Shareholders’ equity:
Common shares	3,428,840	3,438,758	546,364
Receivable from shareholders	(1,035,796)	(563,996)	(89,610)
Additional paid-in capital	491,585,143	438,240,745	69,629,443
Accumulated other comprehensive loss	(22,217,189)	(25,935,095)	(4,120,673)
Accumulated deficit	(107,697,998)	(55,152,258)	(8,762,811)

Total shareholders’ equity	364,063,000	360,028,154	57,202,713

Total liabilities and shareholders’ equity	435,447,036	462,239,975	73,442,536

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three-month Period Ended
	December 31,	December 31,	December 31,
	2010	20111	2011

	RMB	RMB	USD
Net revenues:
Testing services(1)	115,705,118	127,147,496	20,201,703
Test preparation and training solutions	8,118,087	8,236,523	1,308,652
Other revenue(2)	12,055,676	8,220,320	1,306,077

Total net revenues	135,878,881	143,604,339	22,816,432
Cost of revenues	62,612,929	68,191,081	10,834,472

Gross profit	73,265,952	75,413,258	11,981,960

Operating expenses:
Research and development	6,607,314	4,286,517	681,059
Sales and marketing	18,741,365	12,319,201	1,957,324
General and administrative	13,241,762	14,780,333	2,348,358

Total operating expenses	38,590,441	31,386,051	4,986,741

Income from operations	34,675,511	44,027,207	6,995,219
Interest income	302,242	481,075	76,434
Foreign currency exchange gain, net	62,939	876,637	139,284

Earnings before income taxes	35,040,692	45,384,919	7,210,937

Income tax expense	(3,847,306)	(7,326,622)	(1,164,083)

Net income	31,193,386	38,058,297	6,046,854

Basic earnings per common share	0.70	0.83	0.13

Diluted earnings per common share Share	0.70	0.81	0.13

Basic earnings per ADS	1.40	1.66	0.26

Diluted earnings per ADS	1.40	1.62	0.26

(1)	Includes net revenues from HR Select online services of RMB4,901,219 in Third Quarter 2012 and RMB2,851,670 in the prior-year period, while in the Third Quarter 2011 report, they were classified under “test preparation and training solutions”

(2)	Includes net revenues from test-based educational services of RMB1,848,715 in Third Quarter 2012 and RMB4,596,964 in the prior-year period

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Nine-month Period Ended
	December 31,	December 31,	December 31,
	2010	20111	2011

	RMB	RMB	USD
Net revenues:
Testing services(1)	205,754,490	245,601,332	39,022,122
Test preparation and training solutions	13,843,999	23,907,500	3,798,519
Other revenue(2)	34,568,143	22,105,256	3,512,171

Total net revenues	254,166,632	291,614,088	46,332,812
Cost of revenues	121,856,567	131,159,567	20,839,156

Gross profit	132,310,065	160,454,521	25,493,656

Operating expenses:
Research and development	18,383,223	14,833,097	2,356,742
Sales and marketing	43,517,778	34,916,540	5,547,679
General and administrative	41,442,655	50,353,818	8,000,416

Total operating expenses	103,343,656	100,103,455	15,904,837

Income from operations	28,966,409	60,351,066	9,588,819
Interest income	668,676	1,582,898	251,497
Foreign currency exchange gain, net	51,538	3,681,185	584,881

Earnings before income taxes	29,686,623	65,615,149	10,425,197

Income tax expense	(4,342,028)	(13,069,409)	(2,076,520)

Net income	25,344,595	52,545,740	8,348,677

Basic earnings per common share	0.57	1.14	0.18

Diluted earnings per common share Share	0.56	1.11	0.18

Basic earnings per ADS	1.14	2.28	0.36

Diluted earnings per ADS	1.12	2.22	0.36

(1)	Includes net revenues from HR Select online services of RMB9,433,053 in the first nine months of FY2012 and RMB2,851,670 in the prior-year period, while in the Third Quarter 2011 report, they were classified under “test preparation and training solutions”

(2)	Includes net revenues from test-based educational services of RMB8,933,431 in the first nine months of FY2012, and RMB17,673,334 in the prior-year period

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	December 31,	December 31,
	2010	2011

	RMB	RMB

GAAP net income	31,193,386	38,058,297
Share-based compensation expenses	1,044,181	3,635,098
Foreign currency exchange gain, net	(62,939)	(876,637)
Non-GAAP net income	32,174,628	40,816,758

GAAP earnings per common share:
Basic	0.70	0.83
Basic
Diluted	0.70	0.81
Non-GAAP earnings per common share:
Basic	0.72	0.90
Diluted	0.72	0.87

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Nine-month Period Ended
	December 31,	December 31,
	2010	2011

	RMB	RMB

GAAP net income	25,344,595	52,545,740
Share-based compensation expenses	3,805,891	9,668,402
Foreign currency exchange gain, net	(51,538)	(3,681,185)
Non-GAAP net income	29,098,948	58,532,957

GAAP earnings per common share:
Basic	0.57	1.14
Basic
Diluted	0.56	1.11
Non-GAAP earnings per common share:
Basic	0.65	1.28
Diluted	0.64	1.24